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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per form. . . 14.9
INFOCUS CORPORATION

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
45665B106
(CUSIP Number)
December 4, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    45665B106

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
FOLKETRYGDFONDET

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐
N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization
NORWAY

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
0

		6.	Shared Voting Power
N/A

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
N/A

11.	Percent of Class Represented by Amount in Row (9)
0

12.	Type of Reporting Person (See Instructions)
EP

Item 1.

(a)	Name of Issuer
INFOCUS CORP.

(b)	Address of Issuer's Principal Executive Offices
INFOCUS CORP, 27700B SW Parkway Avenue, Wilsonville, OR 97070-9215

Item 2.

(a)	Name of Person Filing
FOLKETRYGDFONDET

(b)	Address of Principal Business Office
Haakon VII's Gate 2, P.O. Box 1845 Vika, 0123 Oslo, Norway

(c)	Citizenship
FOLKETRYGDFONDET was organized under the laws of Norway

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
45665B106

Item 3.	This schedule is not being filed pursuant to Rule 13d-1(b) or 13d-2(b)

Item 4. Ownership

Number of Shares:
n/a

Percentage of Outstanding Shares:
n/a

Sole Voting Power:
n/a

Shared Voting Power:
n/a

Sole Dispositive Power:
n/a

Shared Dispositive Power:
n/a

Item 5. Ownership of Five Percent or Less of a Class ☒

         As of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the subject securities.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
            on By the Parent Holding Company:

         N/A

Item 8. Identification and Classification of Members of the Group

         N/A

Item 9. Notice of Dissolution of Group

         N/A

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

23 December 2003
Date

/s/ Rune Selmar
Signature

Rune Selmar
Name

Chief Investment Officer
Title

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SIGNATURE